SECURITIES AND EXCHANGE COMMISSION
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ☐

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 4 October 2006	By
	Name:	J Nicholls
	Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 August 2006

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.
(01 August 2006)	(15 August 2006)
Announcement	Announcement
Capital Group Companies, Inc notifies the Company of its interests.	Company releases shares from treasury to satisfy grants made under employee share plans.
(02 August 2006)	(16 August 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.
(03 August 2006)	(16 August 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.
(03 August 2006)	(17 August 2006)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company releases shares from treasury to satisfy grants made under employee share plans.
(04 August 2006)	(18 August 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.
(04 August 2006)	(18 August 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.
(07 August 2006)	(21 August 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.	Company releases shares from treasury to satisfy grants made under employee share plans.
(08 August 2006)	(23 August 2006)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.
(09 August 2006)	(23 August 2006)

Announcement	Announcement
Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.
(09 August 2006)	(24 August 2006)
Announcement	Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Lord Blyth and Messrs Williams and Stitzer inform the Company of their beneficial interests.
Company releases shares from treasury to satisfy grants made under employee share plans. (25 August 2006)
(10 August 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.
(10 August 2006)	(25 August 2006)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.
(11 August 2006)	(29 August 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.	Company releases shares from treasury to satisfy grants made under employee share plans.
(11 August 2005)	(30 August 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (14 August 2006)	Preliminary results announcement (31 August 2006)
Announcement	Announcement
Blocklisting six monthly return. interests.	Capital Group Companies, Inc notifies the Company of its
(15 August 2006)	(31 August 2006)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 01-Aug-06
Number	0846H
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 425,000 ordinary shares at a price of 931.53 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 262,727,394 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,788,252,851.

END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	12:52 02-Aug-06
Number	PRNUK-0208

TO:	Regulatory Information Service
PR Newswire
RE:	CHAPTER 9 PARAGRAPH 9.6.7
THE LISTING RULES
Diageo plc (the ‘Company’) announces that it received notification on 1 August 2006 for the purposes of Sections 198 to 208 of the Companies Act 1985, from Capital Group Companies, Inc. (‘Capital’) that as at 27 July 2006 Capital had, through its legal entities, increased its interest in the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to 139,972,093 Ordinary Shares, representing 5.02 per cent. of the issued share capital. The issued share capital of the Company as at 27 July 2006 was 2,790,577,851 excluding 260,402,394 Ordinary Shares held as Treasury Shares.
2 August 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:59 03-Aug-06
Number	1848H
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 350,000 ordinary shares at a price of 935.62 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 263,077,394 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,787,902,851.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 03-Aug-06
Number	2325H
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 375,000 ordinary shares at a price of 931.39 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 263,452,394 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,787,527,851.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:43 04-Aug-06
Number	PRNUK-0408

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 10,090 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 263,442,304 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,787,537,941.
4 August 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:52 04-Aug-06
Number	2967H
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 425,000 ordinary shares at a price of 924.21 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 263,867,304 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,787,112,941.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:26 07-Aug-06
Number	3650H
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 450,000 ordinary shares at a price of 916.85 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 264,317,304 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,786,662,941.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:07 08-Aug-06
Number	4227H;
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 450,000 ordinary shares at a price of 918.99 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 264,767,304 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,786,212,941.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:51 09-Aug-06
Number	PRNUK-0908

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,146 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 264,766,158 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,786,214,087.
9 August 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:06 09-Aug-06
Number	4804H
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 923.29 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 265,266,158 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,785,714,087.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:35 10-Aug-06
Number	PRNUK-1008

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 2185.

Diageo plc (the ‘Company’) announces that:
1. It received notification on 10 August 2006 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 August 2006 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	21
P S Walsh	21
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 August 2006 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	21
J Grover	21
A Morgan	21
G Williams	21
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.185.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
2. It received notification on 9 August 2006 from Gareth Williams, a PDMR, that on 28 October 2005 and 12 April 2006, he had acquired 21 and 13 American Depositary Shares (‘ADS’), respectively, as a result of the reinvestment of the Company’s dividends paid on these dates on his holdings in the Diageo US Sharevalue Plan.
As a result of the above, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	294,709
P S Walsh	763,077

Name of PDMR
S Fletcher	109,917
J Grover	152,058
A Morgan	141,549
G Williams	188,738*

(* of which 5,559 are held in the form of ADSs. 1 ADS is the equivalent of 4 Ordinary Shares.)

3. It received notification on 10 August 2006 from Lord Blyth, a director of the Company, that he has purchased 1,082 Ordinary Shares on 10 August 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £9.185.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 130,102.
4. It received notification on 10 August 2006 from Todd Stitzer, a director of the Company, that he has purchased 109 Ordinary Shares on 10 August 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £ 1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £9.185.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 3,216.
10 August 2006
END

Company TIDM	Diageo PLC DGE
Headline	Transaction in Own Shares
Released	17:34 10-Aug-06
Number	5404H
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 922.29 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 265,766,158 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,785,214,087.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:58 11-Aug-06
Number	PRNUK-1108

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 591 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 265,765,567 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,785,214,678.
11 August 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 11-Aug-06
Number	5912H
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 928.1 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 266,265,567 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,784,714,678.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	17:55 12-Aug-06
Number	PRNUK-1008

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES

The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 2185.
Diageo plc (the ‘Company’) announces that:
1. It received notification on 10 August 2006 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 August 2006 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	21
P S Walsh	21
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 August 2006 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	21
J Grover	21
A Morgan	21
G Williams	21
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.185.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
2. It received notification on 9 August 2006 from Gareth Williams, a PDMR, that on 28 October 2005 and 12 April 2006, he had acquired 21 and 13 American Depositary Shares (‘ADS’), respectively, as a result of the reinvestment of the Company’s dividends paid on these dates on his holdings in the Diageo US Sharevalue Plan.
As a result of the above, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose P S Walsh	294,709 763,077

Name of PDMR
S Fletcher	109,917
J Grover	152,058
A Morgan	141,549
G Williams	188,738	*

(* of which 5,559 are held in the form of ADSs. 1 ADS is the equivalent of 4 Ordinary Shares.)
3. It received notification on 10 August 2006 from Lord Blyth, a director of the Company, that he has purchased 1,082 Ordinary Shares on 10 August 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £9.185.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 130,102.
4. It received notification on 10 August 2006 from Todd Stitzer, a director of the Company, that he has purchased 109 Ordinary Shares on 10 August 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary
Shares.
The Ordinary Shares were purchased at a price per share of £9.185.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 3,216.
10 August 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:56 12-Aug-06
Number	PRNUK-1108

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 591 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 265,765,567 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,785,214,678.
11 August 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:43 14-Aug-06
Number	PRNUK-1408

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 132 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 266,265,435 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,784,714,810.
14 August 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:11 14-Aug-06
Number	6521H
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 942.34 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 266,765,435 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,784,214,810.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:57 15-Aug-06
Number	7110H
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 150,000 ordinary shares at a price of 947 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 266,915,435 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,784,064,810.
END

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting-Interim Review
Released	10:34 15-Aug-06
Number	PRNUK-1508
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme

3.	Period of return: From 1 January 2006 to 30 June 2006

4.	Number and class of share(s) (amount 1,178,823 of stock/debt security) not issued under scheme

5.	Number of shares issued/allotted 253,685 under scheme during period:

6.	Balance under scheme not yet issued/ 925,138

allotted at end of period

7.	Number and class of share(s) (amount 5,500,000 (ref 2882 1994) of stock/debt securities) originally listed and the date of admission; 18,405,871 (1999)
Please confirm total number of shares in issue at the end of the period in order for us to update our records
3,050,980,245
(Including 253,049,544 treasury shares)
Contact for queries: Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Claire Kynaston Telephone: 020 7927 5200
Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/ J Nicholls
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme

3.	Period of return: From 1 January 2006 to 30 June 2006

4.	Number and class of share(s) (amount 543,915 of stock/debt security) not issued under scheme

5.	Number of shares issued/allotted 54,933 under scheme during period:

6.	Balance under scheme not yet issued/ 488,982 allotted at end of period

7.	Number and class of share(s) (amount 4,250,000 of stock/debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records
3,050,980,245
(Including 253,049,544 treasury shares)
Contact for queries: Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Claire Kynaston Telephone: 020 7927 5200
Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/ J Nicholls
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1.	Name of company: Diageo plc

2.	Name of scheme: Diageo Associated Companies Share Plan

3.	Period of return: From 1 January 2006 to 30 June 2006

4.	Number and class of share(s) (amount 448,426 of stock/debt security) not issued under scheme

5.	Number of shares issued/allotted 0 under scheme during period:

6.	Balance under scheme not yet issued/ 448,426 allotted at end of period

7.	Number and class of share(s) (amount 10.03.03 775,000 of stock/debt securities) originally listed and the date of admission;
Please confirm total number of shares in issue at the end of the period in order for us to update our records
3,050,980,245
(Including 253,049,544 treasury shares)

Contact for queries: Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Claire Kynaston Telephone: 020 7927 5200
Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/ J Nicholls
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company Executive Stock Option Scheme

3.	Period of return: From 1 January 2006 to 30 June 2006

4.	Number and class of share(s) (amount 93,459 of stock/debt security) not issued under scheme

5.	Number of shares issued/allotted 27,000 under scheme during period:

6.	Balance under scheme not yet issued/66,459 allotted at end of period

7.	Number and class of share(s) (amount 10.6.92 of stock/debt securities) originally listed and the date of admission; 15.1.02 1,288,978
Please confirm total number of shares in issue at the end of the period in order for us to update our records
3,050,980,245
(Including 253,049,544 treasury shares)
Contact for queries: Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Claire Kynaston Telephone: 020 7927 5200

Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/ J Nicholls
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1. Name of company: Diageo plc
2. Name of scheme: Grand Metropolitan Public Limited Company International
Savings Related Share Option Scheme
3. Period of return: From 1 January 2006 to 30 June 2006
4. Number and class of share(s) (amount 52,982 of stock/debt security) not issued under scheme
5. Number of shares issued/allotted 0 under scheme during period:
6. Balance under scheme not yet issued/ 52,982 allotted at end of period
7. Number and class of share(s) (amount of stock/debt securities) originally 9.2.96 listed and the date of admission;
Please confirm total number of shares in issue at the end of the period in order for us to update our records
3,050,980,245
(Including 253,049,544 treasury shares
Contact for queries: Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Claire Kynaston Telephone: 020 7927 5200
Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/ J Nicholls

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:02 16-Aug-06
Number	PRNUK-1608

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,143 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 266,914,292 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,784,065,953.
16 August 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:09 16-Aug-06
Number	7604H
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 949.79 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 267,114,292 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,783,865,953.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:28 17-Aug-06
Number	8178H

Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at a price of 947.96 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 267,764,292 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,783,215,953.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:12 18-Aug-06
Number	PRNUK-1808

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 6,806 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 267,757,486 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,783,222,759.
18 August 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 18-Aug-06
Number	8709H
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at a price of 949.71 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 268,407,486 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,782,572,759.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:14 21-Aug-06
Number	9265H
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 125,000 ordinary shares at a price of 948.55 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 268,532,486 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,782,447,759.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:36 23-Aug-06
Number	PRNUK-2308

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,372 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 268,530,114 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,782,450,131.
23 August 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:30 23-Aug-06
Number	0401I
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at a price of 948.97 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 269,180,114 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,781,800,131.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:52 24-Aug-06
Number	0915I
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 550,000 ordinary shares at a price of 948.21 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 269,730,114 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,781,252,524.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:51 25-Aug-06
Number	PRNUK-2508

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,856 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 269,726,258 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,781,256,380.
25 August 2006
END

Company	Diageo PLC
TIDM	DGE

Headline	Transaction in Own Shares
Released	18:07 25-Aug-06
Number	1528I
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 535,000 ordinary shares at a price of 944.51 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 270,261,258 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,780,721,380.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:12 29-Aug-06
Number	2067I
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 700,000 ordinary shares at a price of 946.06 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 270,961,258 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,780,021,380.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:22 30-Aug-06
Number	PRNUK-3008

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,749 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 270,959,509 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,780,023,129.

Preliminary results for the year ended 30 June 2006
Diageo delivers strong top line and double digit EPS growth
Paul Walsh, Chief Executive of Diageo, commenting on the year ended 30 June 2006 said:
‘Diageo’s strong full year performance is the result of brand building marketing campaigns, better sales execution to build superior relationships with our customers and successful new product launches.
‘North America continues to deliver industry beating top line growth; a more cost effective European business is driving operating profit and margin growth; and the rate of sales growth in International has accelerated following new brand introductions and increased investment.
‘Strong top line growth has delivered organic operating margin expansion and organic operating profit growth in line with our guidance at the beginning of the year despite pressure on input costs. At the same time we have increased marketing investment creating a stronger platform for future growth. We have delivered another year of strong free cash flow and through our dividends and share buybacks we have returned a further £2.3 billion to our shareholders.
‘With well-positioned brands and a more efficient and effective organisation, we enter the new financial year with confidence. We expect that organic net sales growth will be in line with that achieved in the current year and we plan to deliver organic operating profit growth of at least 7% for the year and to return a further £1.4 billion to shareholders through our continuing buyback programme.’
Results at a glance

				Reported	Organic
		2006	2005	movement	movement
Volume in millions of equivalent units		133.8	125.4	7%	6%
Net sales after deducting excise duties	£million	7,260	6,677	9%	6%
Operating profit before exceptional items	£million	2,044	1,932	6%	7%
Operating profit after operating exceptional items	£million	2,044	1,731	18%
Profit attributable to parent company’s equity shareholders	£million	1,908	1,344	42%
Basic eps before exceptional items	Pence	50.5	39.7	27%	10%
Basic eps	Pence	67.2	45.2	49%
Key highlights
•	Growth across all businesses with net sales, after deducting excise duties, of spirits up 8%, wine up 8%, beer up 4% and ready to drink up 2%

•	At 8% organic growth, marketing increased as a percentage of net sales, after deducting excise duties

•	Further operating margin improvement of 30 basis points on an organic basis

•	Double digit eps growth

•	Return on invested capital up 90 basis points to 13.7%

•	Another year of strong free cash flow at £1,361 million

•	Share buyback doubled in the year to £1,400 million

•	Recommended full year dividend per share increase of 5% to 31.1 pence
Percentage movements in this document are organic movements unless otherwise stated. These movements and operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to volume share. See page 31 for additional information for shareholders and an explanation of non-GAAP measures including the reconciliation of basic eps as reported to basic eps as adjusted and the organic eps movement calculation. The financial statements for the year ended 30 June 2006 have been prepared in accordance with IFRS as endorsed and adopted for use in the European Union.

Regional Summary
     North America — Continued outperformance and share gains
•	Volume up 5%

•	Net sales, after deducting excise duties, up 7%

•	Marketing up 6%

•	Operating profit before exceptional items up 6%
Diageo’s North America business continues to outperform the market and gain share. As a result of proven marketing campaigns and stronger execution of on and off trade sales programmes, top line growth has been achieved across the business with net sales, after deducting excise duties, up 8% for spirits, 7% for wine, 11% for beer and 3% for ready to drink. The priority spirits brands continued to perform strongly, especially Smirnoff vodka, Captain Morgan and Jose Cuervo which each delivered double digit growth in net sales, after deducting excise duties. Diageo’s premium beer brands, Guinness, Red Stripe and Smithwicks, continue to broaden their consumer appeal through effective advertising campaigns and targeted product placement. In wine, following its acquisition in February 2005, Chalone has provided another growth engine and the performance of that business is ahead of expectations.
     Europe — Building a more cost effective organisation
•	Volume up 1%

•	Net sales, after deducting excise duties, unchanged year on year

•	Marketing reduced by 4%

•	Operating profit before exceptional items up 6%
The European business has implemented change in the year to build a more cost effective organisation focused on profitable growth opportunities. The decline in the ready to drink segment in Europe and the challenges inherent in the Irish beer market have adversely impacted top line growth. However, Diageo’s spirits brands in Europe and the beer brands outside of Ireland have performed well. This is the result of focus on those brands and markets which will generate future growth and a fuller innovation pipeline. Cost initiatives implemented in the year have improved operating margins and driven operating profit growth.
International — Growth across all key markets
•	Volume up 14%

•	Net sales, after deducting excise duties, up 13%

•	Marketing up 28%

•	Operating profit before exceptional items up 9%
Diageo is well-positioned to take advantage of the opportunities in these markets. Top line growth is accelerating and the International business is delivering share gains for the key brands. The successful implementation of turnaround plans in Nigeria, Korea and Taiwan have also contributed to the improvement. This excellent top line growth has facilitated very high levels of increased marketing investment behind the growth of key brands, particularly Johnnie Walker in expanding markets such as China and Mexico, and behind innovation.
Financial
•	The deficit in respect of post employment plans reduced by £493 million from £1,294 million at 30 June 2005 to £801 million at 30 June 2006. As a consequence, in the year ending 30 June 2007, finance income under IAS 19 will increase year on year by approximately £30 million

•	In the year ended 30 June 2006, foreign exchange movements reduced operating profit by £25 million and had no impact on the interest charge

•	In the year ending 30 June 2007, at current exchange rates foreign exchange movements are estimated to reduce operating profit by £75 million and reduce the interest charge by approximately £10 million (excluding the exchange impact of re-translating short term inter-company loans under IAS 21)

•	Brand performance summary

		Reported	Organic	Reported	Organic
	Equivalent	volume	volume	net sales*	net sales*
	units	movement	movement	movement	movement
	million	%	%	%	%
Global priority brands	78.9	6	6	8	6
Local priority brands	23.1	2	2	8	3
Category brands	31.8	13	10	11	9
Total	133.8	7	6	9	6

Key brands:
Smirnoff vodka	21.9	9	9	12	10
Smirnoff ready to drink	5.0	1	1	1	(2)
Johnnie Walker	13.7	11	11	11	11
Guinness	11.1	(1)	(1)	5	3
Captain Morgan (excl. ready to drink)	7.1	8	8	17	13
Baileys	7.0	4	4	4	3
JeB	5.9	—	—	(1)	(1)
Crown Royal	4.6	5	5	13	8
Jose Cuervo (excl. ready to drink)	4.5	9	9	15	11
Tanqueray	2.0	6	6	12	8
Buchanan’s	1.1	19	19	15	20
Windsor	0.7	12	12	23	9

*	Net sales, after deducting excise duties.
Diageo acquired Bushmill’s Irish Whiskey on 25 August 2005 for approximately £200 million.

OPERATING AND FINANCIAL REVIEW
For the year ended 30 June 2006
OPERATING REVIEW
Analysis by region
North America
Summary:
•	Top line growth across the business — spirits 8%, wine 7%, beer 11% and ready to drink 3%

•	Increased spend on proven marketing campaigns

•	Well executed on and off trade sales programmes

•	Growth of the premium beer brands supported by effective advertising and targeted product placement

•	In wine, Chalone is another growth driver — performing ahead of expectations

Key measures:
			Reported	Organic
	2006	2005	movement	movement
	£ million	£ million	%	%
Volume			5	5
Net sales after deducting excise duties	2,510	2,194	14	7
Marketing	384	341	13	6
Operating profit before exceptional items	829	779	6	6
Reported performance:
Net sales, after deducting excise duties, were £2,510 million in the year ended 30 June 2006 up by £316 million from £2,194 million in the prior year. Operating profit before exceptional items increased by £50 million to £829 million in the year ended 30 June 2006.
Organic performance:
The weighted average exchange rate used to translate US dollar sales and profits moved from £1 = $1.86 in the year ended 30 June 2005 to £1 = $1.78 in the year ended 30 June 2006. The strengthening of the US dollar resulted in a £110 million increase in net sales, after deducting excise duties. Acquisitions added £34 million of net sales, after deducting excise duties, and there was an organic increase in net sales, after deducting excise duties, of £169 million. Transfers between business segments increased prior year net sales, after deducting excise duties, by £3 million. Operating profit before exceptional items increased by £2 million as a result of foreign exchange impacts. Acquisitions increased operating profit before exceptional items by £1 million and organic growth of £47 million was achieved.

Organic brand performance:
	Reported	Organic	Reported	Organic
	volume	volume	net sales*	net sales*
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	7	7	14	8
Local priority brands	2	2	10	5
Category brands	2	(1)	24	7
Total	5	5	14	7

Key brands:
Smirnoff vodka		9	16	11
Smirnoff ready to drink		(3)	1	(5)
Johnnie Walker		1	10	5
Captain Morgan (excl. ready to drink)		9	19	14
Baileys		7	13	7
Jose Cuervo (excl. ready to drink)		9	16	11
Crown Royal		6	14	8
Tanqueray		5	13	7
Guinness		7	15	9
Beaulieu Vineyard		—	5	1
Sterling Wines		3	15	10

*	Net sales, after deducting excise duties
Diageo continued to outperform the market in an industry where the increase in the US legal drinking age population and the trend towards more premium products across all beverage alcohol categories are helping to drive growth.
The global priority brands again led the growth with volume up 7% and net sales, after deducting excise duties, up 8%.
The spirits brands, excluding ready to drink, delivered 8% growth in net sales, after deducting excise duties, reflecting strong performances from Smirnoff, Captain Morgan and Jose Cuervo.
Smirnoff benefited from targeted profile raising activity. In the off trade, volume was driven by concentrated activity on high visibility feature and display initiatives across Smirnoff vodka, as well as innovation in flavours. These activities and the focus on proven growth drivers, such as quality account management, delivered strong growth for Smirnoff vodka with volume up 9% and net sales, after deducting excise duties, up 11%.
Johnnie Walker continued to outperform the scotch category with volume up 1% and net sales, after deducting excise duties, up 5%. Both Johnnie Walker Red Label and Johnnie Walker Black Label grew share. Higher marketing and public relations investment behind the successful Mentor programme and increased relationship marketing underpinned these strong results.
Captain Morgan had a good year. Excluding ready to drink, volume was up 9% and net sales, after deducting excise duties, were up 14%, benefiting from increased media spending, particularly in television to drive awareness and trial, strong display executions and the launch of Tattoo.
Baileys continued its turnaround from last year with volume and net sales, after deducting excise duties, both up 7%.
The Jose Cuervo Tradicional and Reserva variants delivered double-digit growth benefiting from the trend towards premium tequila. Product innovation also made a strong contribution to growth as the super premium range was further extended with the introduction of Black Medallion in February. A range of flavours was also introduced during the year. Excluding ready to drink, Jose Cuervo volume increased 9% and net sales, after deducting excise duties, rose 11%.

A strong second half performance from Crown Royal resulted in full year volume up 6% and net sales, after deducting excise duties, up 8% as the investment behind NASCAR was increased. The second half also saw the launch of an ultra premium offering, Crown Royal Extra Rare.
The ‘Tony Sinclair — Ready to Tanqueray’ campaign has reinvigorated the Tanqueray brand with volume up 5%. Price increases, taken over the year in certain markets, have led to an increase in net sales, after deducting excise duties, of 7%.
In line with the trend towards premium beers, Guinness continued to show strong performance with volume up 7%. A price increase across all variants in October 2005 meant that net sales, after deducting excise duties, grew 9%.
In wine, Beaulieu Vineyard volume was flat, but net sales, after deducting excise duties, increased 1%. Sterling Wines volume was up 3% with net sales, after deducting excise duties, up 10% as price increases were taken across a variety of labels. The Chalone wine brands are delivering ahead of expectations, as a result of a strong contribution from innovation with the introduction of new varietals.
Total ready to drink volume was up 2% led by the continued growth of Jose Cuervo’s pre-mixed margarita offerings and the launch of the Captain Morgan’s Parrot Bay ready to drink product. The introduction of new Smirnoff Twisted V flavours, strong growth of Smirnoff Ice in Canada and the regional launch of Smirnoff Raw Tea partially offset declines in the Smirnoff Ice brand in the US.
In category brands, volume decreased by 1% but net sales, after deducting excise duties, were up 7%. This reflected the decision to shift operational focus toward the more profitable reserve brands such as Ciroc and Don Julio and away from the high volume standard brands such as Popov and Gordon’s vodka.
Marketing spend for the year was up 6% and excluding ready to drink, up 9%. This reflects an accelerated investment in spirits, offset by a reduction in spend on ready to drink.
Europe
Summary:
•	Net sales, after deducting excise duties, were unchanged year on year as growth in core spirits offset tough market conditions in beer and ready to drink

•	Spirits demonstrated healthy volume growth at 3%

•	Innovation is increasing brand visibility with new and existing customers

•	Marketing spend was reduced by 4% and prioritised against specific opportunities such as Johnnie Walker throughout Europe and JeB in France

Key measures:
			Reported	Organic
	2006	2005	movement	movement
	£ million	£ million	%	%
Volume			2	1
Net sales after deducting excise duties	2,455	2,499	(2)	—
Marketing	389	403	(4)	(4)
Operating profit before exceptional items	737	702	5	6
Reported performance:
Net sales, after deducting excise duties, were £2,455 million in the year ended 30 June 2006 down by £44 million from the prior year. Operating profit before exceptional items increased by £35 million from £702 million to £737 million.

Organic performance:
Disposals net of the impact of acquisitions decreased net sales, after deducting excise duties, by £16 million and there was an organic decrease in net sales, after deducting excise duties, of £4 million and an adverse impact of exchange of £1 million. Transfers between business segments decreased prior year net sales, after deducting excise duties, by £23 million. Operating profit before exceptional items decreased by £5 million as a result of foreign exchange impacts. Acquisitions increased operating profit before exceptional items by £4 million and organic growth of £39 million was achieved. Transfers between business segments decreased prior year operating profit before exceptional items by £3 million.

Organic brand performance:
	Reported	Organic	Reported	Organic
	volume	volume	net sales*	net sales*
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	1	1	(1)	(1)
Local priority brands	(2)	(2)	(1)	(1)
Category brands	6	2	(3)	2
Total	2	1	(2)	—

Key brands:
Smirnoff vodka		8	8	7
Smirnoff ready to drink		(22)	(21)	(21)
Johnnie Walker		3	6	6
Baileys		1	—	—
JeB		(3)	(5)	(5)
Guinness		(3)	—	—

*	Net sales, after deducting excise duties.
Spirits demonstrated resilient growth with volume and net sales, after deducting excise duties, up 3%, while beer, volume down 3% and ready to drink, volume down 22%, held back total performance. The shift from the on to the off trade in Ireland again negatively impacted overall beer performance. Wine volume grew 7% driven by Blossom Hill’s robust growth in Great Britain and Ireland.
Smirnoff vodka, excluding ready to drink, continued to grow strongly, delivering volume growth of 8% and growth of net sales, after deducting excise duties, of 7%. A pan-European advertising campaign, focusing on the quality credentials of Smirnoff, continued to build the distinctiveness of the brand, although marketing spend was reduced by 9%.
Johnnie Walker Red Label volume grew 1% while net sales, after deducting excise duties, were flat. However, very strong volume growth of Johnnie Walker Black Label, up 14% and Johnnie Walker Super Deluxe, up 21%, delivered overall growth in Johnnie Walker, with volume up 3%, and had a positive mix impact as net sales, after deducting excise duties, increased 6%. Growth was driven mainly by increased demand in Southern Europe, Russia and Eastern Europe and the favourable impact of advertising, especially the sponsorship of Team McLaren Mercedes Formula One. Marketing spend was up 19% as a result of increased activities in sports sponsorship.
Europe accounts for over half of Baileys volume worldwide and brand volume was up a further 1% year on year, driven by growth in France, Italy, Russia and Central and Eastern Europe. Net sales, after deducting excise duties, were flat. Excluding ready to drink, both volume and net sales, after deducting excise duties, grew by 1%.
The majority of JeB’s volume in Europe is sold in Spain, where the decline of the scotch category led to a 3% decrease in overall volume of JeB. However, elsewhere in Europe, especially in France and Eastern Europe, JeB performed well.

Guinness volume declined 3% although pricing offset weak volumes and net sales, after deducting excise duties, were flat year on year. Guinness sales progressed well in Russia during the year following Diageo’s agreement in July 2005 with Heineken NV for the production and distribution of Guinness in Russia.
Despite a year on year decline in ready to drink, Diageo has managed costs and increased the margin on ready to drink, even though contribution in absolute terms was down.
Total local priority brand performance was negatively impacted by the decline of Diageo’s beer volume in Ireland.
Marketing spend was reduced by 4% driven by a 23% reduction in spending on ready to drink.
Great Britain
Volume was flat and net sales, after deducting excise duties, were down 1% as the decline in ready to drink continued to cause a negative mix impact.
The total spirits market in Great Britain was broadly flat as growth in the off trade offset declines in the on trade. Diageo maintained leadership across all key categories and excluding ready to drink, grew spirits volume by 2%.
Growth in spirits was attributable to Smirnoff vodka in particular, which continued to gain share as volume grew 6% and net sales, after deducting excise duties, grew 8%. Smirnoff performance was driven by marketing programmes focused on quality and on trade activity around signature cocktails. Smirnoff ready to drink volume declined 19%, a rate similar to the prior year.
Total Baileys volume declined 2% and net sales, after deducting excise duties, declined by 4%. Excluding Baileys Glide, Baileys volume declined 1% whilst net sales, after deducting excise duties, grew 1%. The majority of Baileys is sold in the off trade where there has been increased competition from value brands, however while volume declined, the brand maintained its value share. Baileys grew in the on trade driven by distribution gains and price increases.
Total Guinness volume declined 1% whilst net sales, after deducting excise duties, grew 1% driven by a price increase on Guinness Draught. While volume in the on trade beer market in Great Britain declined 3% as consumers shifted to consumption at home, Guinness Draught gained share in the on trade, growing volume 1% and net sales, after deducting excise duties, by 4%. Media activities were focused on quality attributes and Dublin brewed Guinness, as well as the first year of a four-year sponsorship of the rugby premiership. This helped to generate growth in the second half and increase share.
Local priority brand volume declined 2% and net sales, after deducting excise duties, fell 6%, mainly due to the decline in Archers ready to drink. Gordon’s volume grew 1% and net sales, after deducting excise duties, were up 4%. Bell’s Extra Special volume grew 2% although net sales, after deducting excise duties, were down.
Category brand volume grew 4% and net sales, after deducting excise duties, increased 2% driven by Blossom Hill, which continued to grow strongly with volume up 13%, and the launch in May 2006 of a new product, Quinn’s, an alcoholic fruit ferment blended drink, into the on and off trade.
Ireland
The performance in Ireland reflects the continuing change in market dynamics from on to off trade, high levels of competitor investment, and consumer migration to value brands. While the total beverage alcohol market grew 2%, the on trade was down 3% and the off trade was up 7%. The on trade now represents 51% of the total market.
Volume declined 3% and net sales, after deducting excise duties, were down 1%. This was due to weak performance in beer, where volumes were down 6%, partly offset by growth in wine and spirits, where volume grew 18% and 7% respectively. The impact on net sales, after deducting excise duties, of declining beer volume was partly offset by price increases.

Guinness volume declined 8% whilst net sales, after deducting excise duties, declined 3% as a result of price increases introduced in June 2005 and May 2006. Guinness was impacted by increased levels of competitor investment and the movement to the off trade where Guinness’ share is lower. In the year there was innovation on the Guinness brand with positive consumer response to the launch of the limited edition Brewhouse Series. In the second half, Guinness Mid-Strength, a lower alcohol by volume format, began consumer trials in 80 outlets.
The introduction of new packaging on Harp, new marketing executions on Carlsberg and Harp and increased distribution have helped reinvigorate both brands. As a result both Carlsberg and Harp have maintained volume year on year and net sales, after deducting excise duties, have increased 7% and 2% respectively.
Smirnoff continued to be the number one vodka in Ireland and outperformed the vodka category in both the on and off trade.
Baileys volume declined 2% and net sales, after deducting excise duties, fell 8% due to increased competition from lower value brands.
Iberia
In Iberia, volume and net sales, after deducting excise duties, both declined 3%. In Spain, spirits penetration is declining in all age groups versus other leisure categories and this has negatively impacted the Spanish business, whilst in Portugal trading conditions continued to be tough as a result of tightening consumer expenditure.
JeB faced increased pressure as the standard whisky segment in Spain continued to decline as consumers continued to switch to dark rums. Therefore, while JeB gained share in the Spanish on trade, overall Iberian volume declined 7% and net sales, after deducting excise duties, fell 10%. Marketing spend increased 3% behind JeB driven by investment in Spain.
Johnnie Walker volume declined 2%, however net sales, after deducting excise duties, were up 2% driven by the growth of Johnnie Walker Black Label, Super Deluxe and price increases throughout Iberia. Johnnie Walker Black Label and Super Deluxe combined grew volume by 4% and net sales, after deducting excise duties, by 11%. Johnnie Walker Red Label volume declined 3% despite a good performance in Spain, where it is the only standard whisky brand growing volume and share in the on trade. Total Diageo share in the standard scotch segment in Spain increased by 0.3 percentage points.
Across Iberia, Baileys volume was down 6% and net sales, after deducting excise duties, declined 5% driven by contraction in the on trade. Jose Cuervo volume grew 13% and net sales, after deducting excise duties, were up 15% due to continued consumer interest in the tequila category.
Local priority brand volume grew 5% and net sales, after deducting excise duties, were up 7%. Dark rums grew robustly in the on and off trade with Cacique volume up 6% and net sales, after deducting excise duties, up 9% as a result of repositioning the brand.
Category brand volume declined 8% and net sales, after deducting excise duties, fell 9%. Pampero volume declined 14% with net sales, after deducting excise duties, down 12% as marketing spend was focused on Cacique. In total, Diageo’s rum brands grew volume 2% and net sales, after deducting excise duties, grew 5%.
Rest of Europe
In the rest of Europe, solid performances in Italy and Central and Eastern Europe and the growth of super premium brands in Russia drove volume growth of 6% and growth in net sales, after deducting excise duties, of 4%.

Johnnie Walker Red Label volume in the rest of Europe was up 2% and net sales, after deducting excise duties, were up 1%. Johnnie Walker Black Label and Super Deluxe experienced strong growth with volume up 25% and net sales, after deducting excise duties, up 28% from key markets such as Greece, Russia and Northern Europe.
Captain Morgan delivered volume growth of 29% driven by Northern Europe and Russia with net sales, after deducting excise duties, up 23%.
JeB performed well in France, its second largest market, with volume up 9% benefiting from effective on trade advertising and promotion. Baileys enjoyed strong sales in France and Italy.
Ready to drink volume in the rest of Europe declined by 27%, as a result of the continued decline in the segment in France.
Russia continued its momentum with robust volume growth of 25% and net sales, after deducting excise duties, up 26% driven by Johnnie Walker, as the trend towards premium products in Russia continued. Johnnie Walker is the number one scotch in Russia and Baileys holds the same position in the imported liqueur category.
Diageo has announced the acquisition of the Smirnov brand in Russia through a company in which Diageo holds a 75% stake. This company will unite the Smirnoff/Smirnov brands under common ownership and will be the exclusive distributor of Diageo spirits brands and the Smirnov vodka brand in Russia.
International
Summary:
•	Strong performance across all regions as investment accelerated growth
•	Innovation has improved competitive positions in key categories across the region
•	Performance in Nigeria, Korea and Taiwan has been turned around
Key measures:

			Reported	Organic
	2006	2005	movement	movement
	£ million	£ million	%	%
Volume			14	14
Net sales after deducting excise duties	2,219	1,922	15	13
Marketing	354	269	32	28
Operating profit before exceptional items	644	615	5	9
Reported performance:
Net sales, after deducting excise duties, were £2,219 million in the year ended 30 June 2006, up by £297 million from £1,922 million in the prior year. Operating profit before exceptional items increased by £29 million to £644 million in the year ended 30 June 2006.
Organic performance:
Net sales, after deducting excise duties, increased by £31 million as a result of exchange rate impacts. Acquisitions added net sales, after deducting excise duties, of £9 million and there was an organic increase in net sales, after deducting excise duties, of £252 million. Transfers between business segments increased prior year net sales, after deducting excise duties, by £5 million. Operating profit before exceptional items increased by £29 million despite unfavourable exchange rate movements of £23 million. Acquisitions increased operating profit before exceptional items by £1 million and organic growth of £54 million was achieved. Transfers between business segments reduced prior year operating profit before exceptional items by £3 million.

Organic brand performance:

	Reported	Organic	Reported	Organic
	volume	volume	net sales*	net sales*
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	11	11	14	13
Local priority brands	4	4	12	5
Category brands	24	22	20	18
Total	14	14	15	13

Smirnoff vodka		9	14	13
Smirnoff ready to drink		41	47	44
Johnnie Walker		16	13	16
Baileys		11	8	6
Guinness		(2)	7	3
Buchanan’s		20	15	21
Windsor		12	23	9

* Net sales, after deducting excise duties.
Good economic conditions in many markets, further investment in the brands and the organisation and a focus on market place execution have resulted in the International business growing strongly in all regions. Growth has been driven by the global priority brands, with Johnnie Walker in particular experiencing strong growth on the back of upweighted investment. This investment has been focused around the sponsorship of Team McLaren Mercedes Formula One, which has been particularly successful in driving growth of Johnnie Walker Black Label and Super Deluxe variants, where net sales, after deducting excise duties, grew 17%. The sponsorship has also provided a strong platform for Diageo’s responsible drinking programmes.
Smirnoff vodka grew net sales, after deducting excise duties, by 13% with particularly strong growth in India and Brazil. Smirnoff ready to drink volume grew over 40%. This performance has been delivered through strengthened distribution and sales execution and advertising campaigns on Smirnoff Ice in Brazil and Australia, as well as the launch of Smirnoff Ice in Venezuela and Smirnoff Storm in South Africa.
Baileys grew volume by 11% driven by growth in Global Duty Free and Japan. Promotional activity in Global Duty Free and the decline of Baileys Glide in Australia have, however, resulted in adverse mix with net sales, after deducting excise duties, growing by 6%.
Guinness volume declined 2% whilst net sales, after deducting excise duties, were up 3%. Performance was held back as a result of a decline in Cameroon, although this was partly offset by strong performances in Nigeria and Ghana where price increases accelerated the growth of net sales, after deducting excise duties, ahead of volume. South East Asia and Japan also experienced good growth.
Local priority brand performance was led by the growth of Buchanan’s in Venezuela, and the return to growth of Windsor in Korea, driven in particular by new packaging on the 12 and 17 year-old variants. Growth of Bundaberg in Australia and Bell’s in South Africa were offset by declines in Dimple in Korea, and Tusker and Pilsner in Kenya.
The growth of the scotch category across the region has been the main driver of the growth in category brands. Investment behind Diageo’s scotch brands has enabled the International region to capitalise on market opportunities. Amongst the successes was Old Parr, which grew significantly across Latin America with volume and net sales, after deducting excise duties, up nearly 60%. The newly launched whisky brands, continued to perform strongly in Thailand and the successful relaunch of Harp in Nigeria also contributed to the overall growth in category brands.
Ready to drink grew volume by 22% and net sales, after deducting excise duties, by 21%. This was led by the growth of Smirnoff throughout International and Bundaberg and Johnnie Walker in Australia.

Asia Pacific
Increased marketing investment, growing markets in India and China, share gains in Korea and Thailand and continued growth in ready to drink in Australia led to volume up 15%, and net sales, after deducting excise duties, up 11% in Asia Pacific.
In Australia, ready to drink has driven growth of 6% in net sales, after deducting excise duties, with Smirnoff, Johnnie Walker and Bundaberg all showing good growth. Smirnoff ready to drink delivered share gains of 3.4 percentage points, boosted by the successful launch of Smirnoff Twist ready to drink. In spirits, whilst Baileys has declined in volume and lost share, Johnnie Walker Red Label, Johnnie Walker Black Label, Bundaberg and Smirnoff have all gained share in a spirits market that was up 6% in the year.
In Korea, the trading environment for spirits has stabilised as a result of improved economic conditions, however Diageo’s strong performance was the result of gaining share, most notably on Windsor. The brand has been revitalised with new packaging and the introduction of a 21-year-old variant and net sales, after deducting excise duties, grew 9%. Johnnie Walker volume grew 36% and net sales, after deducting excise duties, grew 52%. Johnnie Walker Super Deluxe grew volume 58% and net sales, after deducting excise duties, by 82%, albeit off a small base, as it gained from the new focus on modern on trade outlets and marketing activities to build brand equity. Dimple volume declined by 22% in the year, as renovations on the brand failed to turn around performance.
In Japan, volume grew 3% and net sales, after deducting excise duties, grew by 1%. Strong performances from Baileys, which grew volume by 65% and Guinness, up 14%, offset a 45% volume decline in Smirnoff ready to drink as a result of a temporary withdrawal in the first half. The brand performed well following the relaunch in the second half.
In Thailand, Diageo clearly outperformed the market and the competition, with growth in each of its brands despite the decline in the imported whisky segment. Benmore and Golden Knight together account for over 450,000 cases and have made significant share gains in the standard and economy whisky segments respectively, although this strong growth has resulted in an adverse mix. Johnnie Walker recorded volume growth of 32% and growth in net sales, after deducting excise duties, of 20% driven by Johnnie Walker Red Label.
Performance in Taiwan improved as volume and net sales, after deducting excise duties, both grew 11%. Johnnie Walker Green Label in particular has performed well, benefiting from a new campaign and a market where malt whisky is growing strongly.
Performance in China has continued strongly with volume up 57% and net sales, after deducting excise duties, up 81%, albeit from a small base. Johnnie Walker Black Label represents a significant proportion of Diageo’s business in China, and has driven this growth with volume up 89% and net sales, after deducting excise duties, up 124%, supported by a significant upweight in investment. This investment included activities surrounding the sponsorship of Team McLaren Mercedes Formula One at the Shanghai Grand Prix, as well as three new local advertising executions.
The Indian business benefited from activities surrounding Johnnie Walker’s sponsorship of the cricket Super Series in Australia, and the Smirnoff “Life is Calling” campaign. Volume grew 29% and net sales, after deducting excise duties, grew 37%. While there is increasing evidence of consumers upgrading to premium and branded products, competitive activity is becoming more intense, with evidence of increased consolidation in the sector, and an increasing number of new brand launches.

Africa
Africa delivered volume growth of 10% and growth in net sales, after deducting excise duties, of 9%. This was the result of strong performances in Nigeria and South Africa, offset by a decline in Cameroon.
In Nigeria volume grew 20% and net sales, after deducting excise duties, grew 13%. Harp was relaunched in 2005 and as a result share has increased by 3.7 percentage points. This growth has, however, led to adverse mix. Guinness delivered volume growth of 4% and net sales, after deducting excise duties, grew 9% as a result of a price increase in October 2004.
In East Africa, difficult economic conditions due to drought and rising fuel prices together with a duty increase, saw consumers trade down to lower value brands. Volume grew 20% and net sales, after deducting excise duties, grew 11% with Senator, a low priced beer introduced in 2005, having performed well.
South Africa saw significant mix improvement as volume grew 6% and net sales, after deducting excise duties, grew 19%. This mix improvement was the result of a strong performance by Diageo’s scotch brands as Johnnie Walker volume increased by 36% and Bell’s grew volume by 15%. The switch in consumer preference towards dark spirits resulted in Smirnoff vodka volume declining by 7%, although Smirnoff ready to drink grew by 48%, driven by the launch of Smirnoff Storm.
In Ghana, volume grew 6% whilst price increases and a change in invoicing arrangements agreed with the authorities following the acquisition of Ghana Breweries Ltd, led net sales, after deducting excise duties, to grow by 17%. Guinness volume for the year was flat with net sales, after deducting excise duties, up 13%. Volume of Malta increased by 13% as it continued to enjoy an advantaged price position over its competitive set.
Trading in Cameroon was heavily impacted by aggressive promotional activity by a competitor. As a result, Guinness volumes were down 37% and net sales, after deducting excise duties, were down by 35%.
Latin America and Caribbean
Diageo has continued to invest behind brand building programmes, improvements in customer relationships and sales execution to capitalise on the growth in consumer demand from buoyant economies across Latin America. Volume grew by 17% and net sales, after deducting excise duties, by 21%.
In the Brazilian hub, which includes Paraguay and Uruguay, growth was driven by scotch and ready to drink. Johnnie Walker grew net sales, after deducting excise duties, by 40%. In Brazil, Johnnie Walker benefited from investment both above and below the line as Johnnie Walker Red Label share grew 3.4 percentage points and Johnnie Walker Black Label delivered share gains of 1.8 percentage points. Smirnoff ready to drink grew net sales, after deducting excise duties, over 100% as the continued success of Smirnoff Ice has extended Smirnoff’s leadership in the buoyant ready to drink segment.
Volume grew 23% and net sales, after deducting excise duties, grew 36% in Venezuela, as strong economic fundamentals have translated into increased consumer demand across all sectors. Diageo leads the super deluxe, deluxe and standard scotch segments. Johnnie Walker Red Label performed strongly with volume and net sales, after deducting excise duties, up 25% and Buchanan’s delivered growth in net sales, after deducting excise duties, of 40%. A new campaign for Smirnoff Ice has driven significant growth in volume and net sales, after deducting excise duties, albeit off a small base.
In Mexico, volume grew 55% and net sales, after deducting excise duties, grew 41%. As a result Diageo gained 4.9 percentage points of share in the scotch category. Johnnie Walker Red Label grew volume 32% and Buchanan’s volume increased 51% as a result of strengthened customer relationships, sustained brand building investment and a particular focus on the on trade.

Global Duty Free
The focus on sales execution and innovation within Global Duty Free has driven strong volume growth of 16% and growth in net sales, after deducting excise duties, of 18%. Packaging innovation such as the Johnnie Walker Blue Label Magnum and marketing activity around the sponsorship of Team McLaren Mercedes Formula One has led to a 21% growth in net sales, after deducting excise duties, for Johnnie Walker. Baileys delivered growth of 29% in net sales, after deducting excise duties, as major sampling activities were carried out in Europe and Asia associated with the launch of the new flavour innovations.
Corporate revenue and costs
Reported Performance:
Net sales, after deducting excise duties, were £76 million in the year ended 30 June 2006, up by £14 million from £62 million in the prior year. Net operating costs before exceptional items increased by £2 million to £166 million in the year ended 30 June 2006.
Organic Performance:
Transfers between business segments increased prior year net sales, after deducting excise duties, by £15 million, and there was an organic decrease in net sales, after deducting excise duties, of £1 million. Net corporate operating costs before exceptional items decreased by £6 million as a result of transfers between business segments and there was a decrease of £1 million as a result of foreign exchange impacts. An organic increase of £9 million in corporate net operating costs, before exceptional items, was driven mainly by an increase in investment behind innovation.

FINANCIAL REVIEW
Condensed consolidated income statement

	Year ended 30 June 2006			Year ended 30 June 2005
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Sales	9,704	—	9,704	8,968	—	8,968
Excise duties	(2,444)	—	(2,444)	(2,291)	—	(2,291)

Net sales	7,260	—	7,260	6,677	—	6,677
Operating costs	(5,216)	—	(5,216)	(4,745)	(201)	(4,946)

Operating profit	2,044	—	2,044	1,932	(201)	1,731
Disposal of investments/ businesses		157	157		214	214
Net finance charges	(186)	—	(186)	(141)	—	(141)
Associates’ profits	131	—	131	121	—	121

Profit before taxation	1,989	157	2,146	1,912	13	1,925
Taxation	(496)	315	(181)	(677)	78	(599)

Profit from continuing operations	1,493	472	1,965	1,235	91	1,326
Profit after tax from disposal of businesses		—	—		73	73

Profit for the year	1,493	472	1,965	1,235	164	1,399

Attributable to:
Equity shareholders	1,436	472	1,908	1,180	164	1,344
Minority interests	57	—	57	55	—	55

	1,493	472	1,965	1,235	164	1,399

Adoption of IFRS
The financial statements for the year ended 30 June 2006 have been prepared in accordance with International Financial Reporting Standards as endorsed and adopted for use in the European Union (IFRS). The results for the comparative year ended 30 June 2005 are also presented in accordance with IFRS. For further information related to the conversion to IFRS please see note 1 ‘Basis of preparation’ and note 12 ‘Explanation of transition to IFRS’.
Sales and net sales after deducting excise duties
On a reported basis, sales increased by £736 million (8%) from £8,968 million in the year ended 30 June 2005 to £9,704 million in the year ended 30 June 2006. On a reported basis, net sales, after deducting excise duties, increased by £583 million (9%) from £6,677 million in the year ended 30 June 2005 to £7,260 million in the year ended 30 June 2006. Acquisitions and disposals contributed a net increase to reported sales and net sales, after deducting excise duties, of £46 million and £27 million respectively in the year and foreign exchange rate movements also beneficially impacted reported sales by £186 million and reported net sales, after deducting excise duties, by £140 million, principally arising from strengthening of the US dollar.
Operating costs
On a reported basis operating costs before exceptional items increased by £471 million principally due to an increase in cost of goods sold of £318 million and an increase in marketing costs of 11% from £1,013 million to £1,127 million. Overall, the impact of exchange rate movements increased total operating costs before exceptional items by £165 million. There were no exceptional operating costs in the year (2005 — £201 million).

In the prior year exceptional operating costs comprised £149 million in respect of contributions to be made to the Thalidomide Trust, £29 million of accelerated depreciation and £30 million of Seagram integration costs less £7 million in respect of the disposal of property, plant and equipment. On a reported basis, operating costs increased by £270 million (5%) from £4,946 million in the year ended 30 June 2005 to £5,216 million in the year ended 30 June 2006.
Post employment plans
Post employment costs for the year ended 30 June 2006 of £87 million (2005 — £80 million) comprised amounts charged to operating profit of £106 million (2005 — £89 million) and finance income of £19 million (2005 — £9 million). At 30 June 2006, Diageo’s deficit before taxation for all post employment plans was £801 million (2005 — £1,294 million).
Operating profit
Operating profit before exceptional items for the year increased by £112 million to £2,044 million from £1,932 million in the prior year. Exchange rate movements reduced operating profit before exceptional items for the year ended 30 June 2006 by £25 million. There were no exceptional operating charges in the year ended 30 June 2006, compared to costs in respect of the year ended 30 June 2005 of £201 million.
Non-operating exceptional items
Non-operating exceptional items before taxation were a gain of £157 million in the year ended 30 June 2006 compared with a gain of £214 million in the year ended 30 June 2005. The gain in the year to 30 June 2006 represents a gain of £151 million on sale of the group’s remaining 25 million shares of common stock of General Mills and a gain on sale of other businesses of £6 million. In the year ended 30 June 2005 non-operating exceptional items included a gain of £221 million on the disposal of 54 million shares of common stock of General Mills and a net charge of £7 million in respect of the disposal of other businesses.
Net finance charges
Net finance charges increased by £45 million from £141 million in the year ended 30 June 2005 to £186 million in the year ended 30 June 2006.
The net interest charge increased by £43 million from £150 million in the prior year to £193 million in the year ended 30 June 2006; £23 million of this increase resulted from higher debt and higher interest rates year on year, £13 million resulted from the loss of interest income on the Burger King subordinated debt repaid in July 2005 and £10 million from the termination of certain financing arrangements. In addition, the interest charge increased by £6 million as a result of exchange rate movements. Partly offsetting these increases, net interest also includes an interest credit of £9 million related to derivative instruments arising on the application of IAS 39 - Financial instruments: recognition and measurement.
Other net finance income of £7 million (2005 — income of £9 million) included income in respect of the group’s post employment plans of £19 million (2005 — income of £9 million) which year on year improvement principally results from lower interest costs in the pension plans from the unwinding of discounted liabilities. In addition, other net finance charges include a charge of £15 million (2005 — £7 million) in respect of the unwinding of discounted liabilities, a £2 million charge (2005 — charge of £8 million) in respect of foreign exchange translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity and investment income of £5 million (2005 — £17 million) in respect of dividends on General Mills shares.
Associates
The group’s share of profits of associates after interest and tax was £131 million for the year compared to £121 million last year. Diageo’s 34% equity interest in Moët Hennessy contributed £122 million to share of profits of associates after interest and tax (2005 — £113 million).

Profit before taxation
After exceptional items, profit before taxation increased by £221 million from £1,925 million to £2,146 million in the year ended 30 June 2006.
Taxation
The effective tax rate before exceptional items for the year ended 30 June 2006 is 24.9% compared with 35.4% for the year ended 30 June 2005. The higher effective tax rate in the year ended 30 June 2005 mainly resulted from the reduction in the carrying value of deferred tax assets following a change in tax rate in the relevant territory.
The effective tax rate for continuing operations for the year ended 30 June 2006 after exceptional items is 8.4% compared with 31.1% for the year ended 30 June 2005. The effective tax rate in the current year has been reduced following the agreement of certain brand values with fiscal authorities that resulted in recognising an increase in the group’s deferred tax assets of £313 million. This amount has been accounted for as exceptional income. The profit arising on the sale of General Mills shares in the year and the comparative year is not subject to tax.
Profits after tax from disposal of businesses
Profits after tax from the disposal of businesses in the prior year of £73 million are in respect of the release of provisions established on the disposal of Burger King and Pillsbury.
Exchange rates
Diageo does not hedge the translation of its foreign currency results into sterling. Transactional foreign exchange rate risk is hedged for those currencies in which there is an active market. The group seeks to hedge between 80% and 100% of forecast transactional exchange rate risk, for up to a maximum of 21 months forward, using forward currency exchange contracts. The gain or loss on the hedge is recognised in equity to the extent the hedge is effective and subsequently recognised in the income statement at the same time as the underlying hedged transaction effects the income statement.
Effect of exchange rate movements on the results for the year ended 30 June 2006 as compared with the results for the year ended 30 June 2005:

Year ended
30 June 2006
Gains/(losses)
£ million
Operating profit before exceptional items
Translation impact	46
Transaction impact	(71)

(25)

Interest and other finance charges
Translation impact	(6)
Net exchange movements on short term inter-company loans	6

Total FX effect on profit before exceptional items and taxation	(25)

	Year ended	Year ended
	30 June 2006	30 June 2005
Exchange rates
Translation US$/£ rate	1.78	1.86
Translation €/£ rate	1.46	1.46
Transaction US$/£ rate	1.81	1.72
Transaction €/£ rate	1.45	1.48

The strengthening of the US dollar had a positive translation effect on operating profit and an adverse impact on US dollar denominated interest payments. The negative transaction impact was mainly driven by the move in the transaction US$ exchange rate from £1 = $1.72 to £1 = $1.81.
Outlook for the impact of exchange rate movements
For the year ending 30 June 2007 the impact of exchange rate movements based on current exchange rates is estimated to have an adverse impact of £75 million on operating profit and a positive impact of between £5 million to £10 million on interest. For the full year, each one cent movement from current rates for either the US dollar or the Euro impacts profit before exceptionals and taxation by approximately £3 million respectively.
Dividend
The directors recommend a final dividend of 19.15 pence per share, an increase of 5% on last year’s final dividend. The full dividend would therefore be 31.1 pence per share, an increase of 5% from the year ended 30 June 2005. Subject to approval by shareholders, the final dividend will be paid on 23 October 2006 to shareholders on the register on 15 September 2006. Payment to ADR holders will be made on 27 October 2006. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 2 October 2006.
Cash flow
Extract from the consolidated cash flow statement

	Year ended	Year ended
	30 June 2006	30 June 2005
	£ million	£ million
Cash generated from operations	2,199	2,273
Interest paid (net)	(171)	(179)
Dividends paid to equity minority interests	(40)	(49)
Tax paid	(393)	(320)
Net sale/(purchase) of investments	7	(6)
Net capital expenditure	(241)	(276)

Free cash flow	1,361	1,443

Cash generated from operations decreased by £74 million to £2,199 million in the year ended 30 June 2006. There was an increase in profit after tax in the year of £566 million to £1,965 million at 30 June 2006 which was offset by the year-on-year impact of working capital movements on the cash flow of £281 million (an outflow of £192 million in the year ended 30 June 2006 and an inflow of £89 million in the prior year). Of this movement in year-on-year working capital, £179 million reflects the presentation of exceptional non-cash charges within working capital movements in the prior year following the implementation of IFRS, thus operating working capital impact on cash flow was £102 million. The decrease in cash generated from operations was partially offset by reduced interest payments (down £8 million to £171 million) and reduced capital expenditure (down £35 million to £241 million). However increased tax payments (up £73 million to £393 million) contributed to an overall decrease in free cash flow of £82 million to £1,361 million from £1,443 million in the prior year.
In the year ended 30 June 2006, the group generated proceeds from the disposal of shares of General Mills of £651 million (2005 — £1,210 million) and issued new share capital under employee share schemes generating proceeds of £3 million (2005 — £6 million). These inflows were mainly offset by payments of £1,428 million to repurchase shares to be held as treasury shares, the payment of £209 million to acquire Bushmills Irish Whiskey in August 2005 and £864 million equity dividends paid. Diageo’s stance on capital structure is unchanged: it continues to target a range of ratios that are currently broadly consistent with an A band credit rating. Diageo expects to continue the share repurchase programme at broadly the current level in the next financial year.

Balance sheet
At 30 June 2006, total equity was £4,681 million compared with £4,626 million at 30 June 2005. This increase was mainly due to the profit for the year of £1,965 million and an actuarial gain on the group’s post employment plans (net of tax) of £374 million offset by the dividends paid out of shareholders’ equity of £864 million and shares repurchased of £1,428 million.
Net borrowings were £4,082 million at 30 June 2006, an increase of £379 million from 1 July 2005 net borrowings of £3,703 million. The principal components of this increase are summarised above.
Economic profit
Economic profit increased by £101 million from £463 million in the year ended 30 June 2005 to £564 million in the year ended 30 June 2006. See page 38 for calculation and definition of economic profit.

DIAGEO CONSOLIDATED INCOME STATEMENT

		Year ended 30 June 2006				Year ended 30 June 2005
		Before				Before
		exceptional	Exceptional			exceptional	Exceptional
		items	items	Total		items	items	Total
	Notes	£ million	£ million	£ million		£ million	£ million	£ million
Sales	2	9,704	—	9,704		8,968	—	8,968
Excise duties		(2,444)	—	(2,444)		(2,291)	—	(2,291)

Net sales		7,260	—	7,260		6,677	—	6,677
Cost of sales	4	(2,921)	—	(2,921)		(2,603)	(29)	(2,632)

Gross profit		4,339	—	4,339		4,074	(29)	4,045
Marketing		(1,127)	—	(1,127)		(1,013)	—	(1,013)
Other operating expenses	4	(1,168)	—	(1,168)		(1,129)	(172)	(1,301)

Operating profit	2	2,044	—	2,044		1,932	(201)	1,731
Sale of General Mills shares	4		151	151			221	221
Sale of other businesses	4		6	6			(7)	(7)
Net interest	3	(193)	—	(193)		(150)	—	(150)
Other net finance income	3	7	—	7		9	—	9
Share of associates’ profits after tax		131	—	131		121	—	121

Profit before taxation		1,989	157	2,146		1,912	13	1,925
Taxation	5	(496)	315	(181)		(677)	78	(599)

Profit from continuing operations		1,493	472	1,965		1,235	91	1,326
Discontinued operations
Profit after tax from disposal of businesses			—	—			73	73

Profit for the year		1,493	472	1,965		1,235	164	1,399

Attributable to:
Equity shareholders		1,436	472	1,908		1,180	164	1,344
Minority interests		57	—	57		55	—	55

		1,493	472	1,965		1,235	164	1,399

Basic earnings per share
Continuing operations				67.2	p			42.8	p
Discontinued operations				—				2.4	p

				67.2	p			45.2	p
Diluted earnings per share
Continuing operations				66.9	p			42.8	p
Discontinued operations				—				2.4	p

				66.9	p			45.2	p

Average shares				2,841	m			2,972	m

DIAGEO CONSOLIDATED STATEMENT OF
RECOGNISED INCOME AND EXPENSE

		Year ended		Year ended
		30 June 2006		30 June 2005
	£ million	£ million	£ million	£ million
Exchange differences on translation of foreign operations
- group	24		95
- associates	22		21
Exchange differences on hedge of net investment in foreign operations	(21)
Effective portion of changes in fair value of net investment hedges	(49)
Effective portion of changes in fair value of foreign exchange cash flow hedges
- gains taken to equity	38
- transferred to other operating expenses for the year	11
Effective portion of changes in fair value of interest rate cash flow hedges
- gains taken to equity	1
- transferred to interest receivable/payable for the year	(7)
Fair value movement on available for sale securities
- unrealised gains arising during the year (including exchange)	33
- realised gains reclassified to profit for the year	(181)
Actuarial gains/(losses) on post employment plans	459		(238)
Tax on items taken directly to equity	(97)		33

Net income/(expense) recognised directly in equity		233		(89)
Profit for the year
- group	1,834		1,278
- associates	131		121

Profit for the year		1,965		1,399

Total recognised income and expense for the year		2,198		1,310

Impact of IAS 39 adoption on 1 July 2005 (net of tax)
- group	170
- associates	(6)

Impact of adoption of IAS39		164

		2,362

Attributable to:
Equity shareholders of the parent company		2,146		1,250
Minority interests		52		60

Total recognised income and expense for the year		2,198		1,310

DIAGEO CONSOLIDATED BALANCE SHEET

		30 June 2006		30 June 2005
	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	4,534		4,409
Property, plant and equipment	1,952		1,919
Biological assets	13		14
Investments in associates	1,341		1,261
Other investments	69		719
Other receivables	12		44
Other financial assets	42		32
Deferred tax assets	1,113		778
Post employment benefit assets	14		12

		9,090		9,188

Current assets
Inventories (note 8)	2,386		2,347
Trade and other receivables	1,681		1,569
Cash and cash equivalents	699		787
Other financial assets	71		30

		4,837		4,733

Total assets		13,927		13,921

Current liabilities
Borrowings and bank overdrafts	(759)		(869)
Trade and other payables	(1,803)		(1,872)
Other financial liabilities	(36)		—
Corporate tax payable	(681)		(777)
Provisions	(56)		(88)

		(3,335)		(3,606)

Non-current liabilities
Borrowings	(4,001)		(3,677)
Other payables	(37)		(95)
Other financial liabilities	(78)		(9)
Provisions	(306)		(304)
Deferred tax liabilities	(674)		(298)
Post employment benefit liabilities	(815)		(1,306)

		(5,911)		(5,689)

Total liabilities		(9,246)		(9,295)

Net assets		4,681		4,626

Equity
Called up share capital	883		883
Share premium	1,340		1,337
Other reserves	3,168		3,181
Retained deficit	(889)		(942)

Equity attributable to equity shareholders of the parent company		4,502		4,459
Minority interests		179		167

Total equity (note 7)		4,681		4,626

DIAGEO CONSOLIDATED CASH FLOW STATEMENT

		Year ended		Year ended
		30 June 2006		30 June 2005
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year	1,965		1,399
Profit after tax from discontinued businesses	—		(73)
Taxation	181		599
Share of associates’ profits after tax	(131)		(121)
Net interest and finance charges	186		141
Net non-operating exceptional gains	(157)		(214)
Depreciation and amortisation	214		241
Movements in working capital	(192)		89
Dividend income	115		134
Other items	18		78

Cash generated from operations		2,199		2,273
Interest paid		(235)		(325)
Interest received		64		146
Dividends paid to equity minority interests		(40)		(49)
Taxation paid		(393)		(320)

Net cash from operating activities		1,595		1,725

Cash flows from investing activities
Net disposal/(purchase) of investments	7		(6)
Disposal of property, plant and equipment	16		18
Purchase of property, plant and equipment	(257)		(294)
Disposal of shares in General Mills	651		1,210
Disposal of businesses	121		(16)
Purchase of subsidiaries	(209)		(258)

Net cash from investing activities		329		654

Cash flows from financing activities
Proceeds from issue of share capital	3		6
Net purchase of own shares for share trusts	(11)		(29)
Own shares repurchased for cancellation or holding as treasury shares	(1,428)		(710)
Increase/(decrease) in loans	309		(379)
Redemption of guaranteed preferred securities	—		(302)
Equity dividends paid	(864)		(849)

Net cash used in financing activities		(1,991)		(2,263)

Net (decrease)/increase in cash and cash equivalents		(67)		116
Exchange differences		(11)		(55)
Net cash and cash equivalents at beginning of the year		729		668

Net cash and cash equivalents at end of the year		651		729

Net cash and cash equivalents consist of:
Cash and cash equivalents		699		787
Bank overdrafts		(48)		(58)

		651		729

NOTES
1. Basis of preparation
The consolidated financial statements are prepared in accordance with applicable International Financial Reporting Standards, as endorsed and adopted for use in the European Union (IFRS). The group is complying with IFRS for the first time for the year ended 30 June 2006 and the accounting policies applicable to the group from 1 July 2005 are those available on Diageo’s website, www.diageo.com. Comparative information is presented for the year ended 30 June 2005 prepared under IFRS. This involved preparation of an opening IFRS balance sheet as at 1 July 2004, which is the group’s date of transition to IFRS reporting.
IFRS 1 — First-time adoption of International Financial Reporting Standards permits certain optional exemptions from full retrospective application of IFRS accounting policies and the following options have been adopted:
•	Business combinations: Business combinations prior to the date of transition have not been restated onto an IFRS basis.

•	Cumulative translation differences: The cumulative translation difference arising on consolidation has been deemed to be zero at the date of transition.

•	Share-based payments: Full retrospective application has been adopted.

•	Financial instruments: The group has adopted the provisions of IAS 39 – Financial instruments: recognition and measurement from 1 July 2005. Financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 is reflected in the balance sheet at 1 July 2005.
Further details of the impact of the transition to IFRS are presented in note 12.
The information in this preliminary announcement does not constitute the statutory accounts of the group within the meaning of Section 240 of the Companies Act 1985. The statutory accounts of Diageo plc for the year ended 30 June 2005, which were prepared under UK GAAP, have been filed with the registrar of companies. KPMG Audit Plc has reported on those accounts and on the statutory accounts for the year ended 30 June 2006. Both the audit reports were unqualified and did not contain any statement under section 237 of the Companies Act 1985.
2. Business and geographical analyses
Business analysis is presented under the categories of Diageo North America, Diageo Europe, Diageo International and Corporate, reflecting the group’s management and internal reporting structure.
Business analysis:

		Year ended		Year ended
		30 June 2006		30 June 2005
		Operating		Operating
	Sales	profit/(loss)	Sales	profit/(loss)*
	£million	£million	£million	£million
North America	2,968	829	2,622	779
Europe	3,834	737	3,860	702
International	2,826	644	2,424	615

	9,628	2,210	8,906	2,096
Corporate	76	(166)	62	(164)

	9,704	2,044	8,968	1,932

* Operating profit for the year ended 30 June 2005 is before exceptional operating charges of £201 million.

Corporate revenues and costs are in respect of central costs including finance, human resources and legal as well as certain information system, business service centre, facilities and employee costs that are not directly allocated to the geographical operating units. They also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel. Net corporate operating costs increased £2 million to £166 million.

	30 June 2006	30 June 2005
	£ million	£ million
Total assets:
North America	872	872
Europe	1,190	1,074
International	1,139	1,125
Moët Hennessy	1,303	1,214
Corporate and other	9,423	9,636

	13,927	13,921

Total assets for ‘Corporate and other’ includes the group’s brands and maturing inventories owned for the future production of whisky.
Geographical analysis of sales and operating profit by destination:

		Year ended		Year ended
		30 June 2006		30 June 2005
		Operating		Operating
	Sales	profit	Sales	profit*
	£ million	£ million	£ million	£ million
North America	2,999	842	2,658	795

Europe	3,977	597	3,974	561
Asia Pacific	1,085	218	918	213
Latin America	671	163	564	159
Rest of World	972	224	854	204

	9,704	2,044	8,968	1,932

* Operating profit for the year ended 30 June 2005 is before exceptional operating charges of £201 million.
Sales and operating profit by geographical destination have been stated according to the location of the third party customers.
Certain businesses included within Diageo International for internal management purposes have been reported within the appropriate geographic operating region in the geographical analysis above. Corporate sales and operating loss (principally central costs) are incurred in Europe.
Weighted average exchange rates used in the translation of profit and loss accounts were US dollar - £1 = $1.78 (2005 — £1 = $1.86) and euro — £1 = €1.46 (2005 — £1 = €1.46). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar — £1 = $1.85 (2005 — £1 = $1.79) and euro — £1 = €1.45 (2005 — £1 = €1.48).
The holiday season provides the peak period for sales. Approximately 30% of annual sales volume occurs in the last three months of each calendar year.

3. Net interest and other finance charges

	Year ended	Year ended
	30 June 2006	30 June 2005
	£ million	£ million
Interest payable	(229)	(271)
Interest receivable	27	121
Market value movements on interest rate instruments	9

Net interest	(193)	(150)

Investment income — dividends receivable from General Mills	5	17
Net finance income in respect of post employment plans	19	9
Unwinding of discounts on provisions and debtors	(15)	(7)
Other finance charges	—	(2)

	9	17
Net exchange movements on short term intercompany loans	(2)	(8)

Other net finance income	7	9

4. Exceptional items
The group separately presents certain items as “exceptional”. These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Year ended	Year ended
	30 June 2006	30 June 2005
	£ million	£ million
Operating costs
Park Royal brewery accelerated depreciation	—	(29)
Provision for contributions to the Thalidomide Trust	—	(149)
Seagram integration costs	—	(30)
Disposal of fixed assets	—	7

	—	(201)

Disposals
Shares in General Mills	151	221
Other	6	(7)

	157	214

Discontinued operations
Disposal of Burger King	—	53

Exceptional items before taxation	157	66

In addition, exceptional income of £313 million has been recognised within taxation related to the agreement of certain brand values within fiscal authorities that resulted in the recognition of an increase in the group’s deferred tax assets.
5. Income taxes
The £181 million total taxation charge for the year ended 30 June 2006 comprises a UK tax charge of £134 million and a foreign tax charge of £47 million. Exceptional tax credits amounted to £315 million in the year (2005 — £78 million) including a £313 million increase in the group’s deferred tax assets following agreement of certain brand carrying values with fiscal authorities. In addition, in the year ended 30 June 2005 there was a tax credit on discontinued operations of £20 million.

6. Dividends

	Year ended	Year ended
	30 June 2006	30 June 2005
	£ million	£ million
Amounts recognised as distributions to equity holders in the Year
Final dividend paid for the year ended 30 June 2005 of 18.2p (2004 – 17.0p) per share	529	512
Interim dividend paid for the six month period ended 31 December 2005 of 11.95p (2004 – 11.35p) per share	335	337

	864	849

A final dividend of 19.15 pence per share for the year ended 30 June 2006 (2005 — 18.2 pence per share) was recommended by the board on 30 August 2006. This dividend is recommended for approval by shareholders at the annual general meeting to be held on 17 October 2006 and as the approval will be after the balance sheet date it has not been included as a liability.
7. Movements in total equity

	Year ended	Year ended
	30 June 2006	30 June 2005
	£ million	£ million
Total equity at beginning of the year	4,626
Adoption of IAS 39 on 1 July 2005	164

Restated total equity at beginning of the year	4,790	5,229

Total recognised income and expense for the year	2,198	1,310
Dividends paid to equity shareholders	(864)	(849)
Dividends paid to minority interests	(40)	(60)
New share capital issued	3	6
Share trust arrangements	16	(2)
Tax on share trust arrangements	6	—
Purchase of own shares for cancellation	—	(61)
Purchase of own shares held as treasury shares	(1,428)	(649)
Redemption of preferred securities (net)	—	(298)

Net movement in total equity	(109)	(603)

Total equity at end of the year	4,681	4,626

Total equity at the end of the year includes gains of £107 million in respect of cumulative translation differences (2005 — gains of £121 million) and charges of £2,070 million (2005 — £649 million) in respect of own shares held as treasury shares. The increase in shares held as treasury shares of £1,428 million represents treasury shares acquired under the share repurchase programme of £1,407 million and other treasury shares acquired to hedge share option schemes of £21 million.
8. Inventories

	30 June 2006	30 June 2005
	£ million	£ million
Raw materials and consumables	236	237
Work in progress	17	19
Maturing stocks	1,644	1,561
Finished goods and goods for resale	489	530

	2,386	2,347

9. Reconciliation of movement in net borrowings

	Year ended	Year ended
	30 June 2006	30 June 2005
	£ million	£ million
Net borrowings at beginning of the year	(3,706)	(4,156)
Adoption of IAS 39 on 1 July 2005	3

Restated net borrowings at beginning of the year	(3,703)

(Decrease)/increase in net cash and cash equivalents	(67)	116
Cash flow from change in loans	(309)	379

Change in net borrowings from cash flows	(376)	495
Exchange differences	15	(136)
Other non-cash items	(18)	91

Net borrowings at end of the year	(4,082)	(3,706)

The group issued the following bonds or medium term notes in the year: a US $750 million global bond issued on 28 October 2005 which matures on 28 October 2015, a US $250 million medium term note issued on 10 November 2005 which matures on 10 November 2008, a US $600 million bond issued on 30 March 2006 which matures on 1 April 2013 and a US $400 million floating rate note issued on 30 March 2006 which matures on 30 March 2009. A US $500 million global bond matured and was repaid in the year.
10. Net Borrowings

	30 June 2006	30 June 2005
	£ million	£ million
Debt due within one year and overdrafts	(759)	(869)
Debt due after one year	(4,001)	(3,677)
Fair value of interest rate hedges	(44)	—
Obligations under finance leases	(9)	(9)

	(4,813)	(4,555)
Less: Cash and cash equivalents	699	787
Other liquid resources	49	30
Fair value of foreign exchange net investment hedges	(17)	32

Net borrowings	(4,082)	(3,706)

The balance sheet classifications ‘Other financial assets’ include £9 million of assets in respect of the fair value of interest rate hedges and other liquid resources of £49 million. The balance sheet classifications ‘Other financial liabilities’ include £53 million of liabilities in respect of the fair value of interest rate hedges, £9 million of obligations under finance leases and £17 million in respect of the fair value of foreign currency net investment hedges.
11. Contingent liabilities and legal proceedings
(i) Guarantees In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£108 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated financial statements, the group has given performance guarantees and indemnities to third parties at 30 June 2006 of £168 million. There has been no material change since 30 June 2006 in the group’s performance guarantees and indemnities.

(ii) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo intends to defend itself vigorously against this lawsuit.
(iii) Alcohol advertising litigation A number of similar putative class actions are pending in state and federal courts in the United States against Diageo plc, Diageo North America Inc. and other Diageo entities, along with a large group of other beverage alcohol manufacturers, brewers and importers. All have been brought by the same national counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of people under the legal drinking age who illegally bought alcoholic beverages during the period from 1982 to the present. Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims based on conspiracy, nuisance and on other legal theories. The litigation is ongoing and Diageo intends to defend itself vigorously against these claims.
(iv) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.
12. Explanation of transition to IFRS
These are the group’s first consolidated annual financial statements prepared in accordance with IFRS. As permitted by IFRS 1, the group has adopted certain optional exemptions from full retrospective application of IFRS accounting policies, including the adoption of IAS 39 – Financial instruments recognition and measurement with effect from 1 July 2005 (see note 1). Subject to those exemptions, the accounting policies applied in preparing the consolidated financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the year ended 30 June 2005, and an opening IFRS balance sheet at 1 July 2004 (the group’s date of transition) are available on Diageo’s website, www.diageo.com, along with an explanation of how the transition from UK GAAP to IFRS has affected the group’s financial performance and financial position. In addition, the impact of the adoption of IAS 39 on the group’s consolidated balance sheet at 1 July 2005 is given.
In preparing the comparative information and the opening IFRS balance sheet, the group has adjusted amounts reported previously in financial statements prepared in accordance with its former basis of accounting under UK GAAP. Set out in the following tables is the UK GAAP to IFRS reconciliation of profit for the year ended 30 June 2005 and a reconciliation of total equity at 1 July 2004 and 30 June 2005.
Reconciliation of profit for the year

Year ended
30 June
2005
£ million
Profit after taxation under UK GAAP	1,439
Reversal of goodwill recycled to income statement on disposal (IAS 38)	247
Amortisation of deferred tax assets (IAS 12)	(267)
Foreign exchange differences on inter-company funding loans (IAS 21)	(8)
Share based payments (IFRS 2)	(9)
Other	(3)

Profit for the year under IFRS	1,399

Reconciliation of total equity

	30 June	1 July
	2005	2004
	£ million	£ million
Total shareholders’ funds and minority interests under UK GAAP	3,834	4,183
Valuation of net post employment benefit liability (IAS 19)	(52)	(54)
Net deferred tax asset on brands and group re-organisations (IAS 12)	423	706
De-recognition of final dividend creditor (IAS 10)	530	513
Elimination of revaluation reserve (IAS 16)	(111)	(113)
Other	2	(6)

Total equity under IFRS	4,626	5,229

Net impact of implementation of IAS 39	164

Total equity under IFRS at 1 July 2005	4,790

ADDITIONAL INFORMATION FOR SHAREHOLDERS
EXPLANATORY NOTES
Definitions
Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, after deducting excise duties, marketing and operating profit are organic movements (at level exchange rates and after adjusting for acquisitions and disposals) for continuing operations. They are before exceptional items. Comparisons are with the equivalent period in the last financial year. For an explanation of organic movements please refer to Diageo’s annual report for the year ended 30 June 2005 and ‘Reconciliation to GAAP measures’ in this announcement.
Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10, with certain pre-mixed products that are classified as ready to drink divided by 5.
Net sales are sales less excise duties.
Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.
References to ready to drink include flavoured malt beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caesar, Smirnoff Fire, Smirnoff Raw Tea, Smirnoff Caipiroska and Smirnoff Signatures. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.
Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. The share data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates. Unless otherwise stated, share refers to volume share.
Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share of voice data in this announcement is taken from independent industry sources in the markets in which Diageo operates.
This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 39 — ‘Cautionary statement concerning forward-looking statements’ for more details.
This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.

Reconciliation to GAAP measures
(i) Organic movement
Organic movement in volume, sales, net sales after deducting excise duties, operating profit before exceptional items and basic earnings per share are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.
In the discussion of the performance of the business, certain information is presented using sterling amounts on a constant currency basis. This strips out the effect of foreign exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from foreign exchange is managed centrally and is not a factor over which local managers have any control.
Acquisitions and disposals also impact the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.
The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.
Organic movement in volume, sales, net sales after deducting excise duties, and operating profit before exceptional items
Diageo’s strategic planning and budgeting process is based on organic movement in volume, sales, net sales after deducting excise duties and operating profit before exceptional items, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management. Therefore organic movement measures most closely reflect the way in which the business is managed.
These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, acquisitions and disposals.
The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not a replacement for, the comparable GAAP measures: sales, net sales after deducting excise duties, operating profit and reported movements in individual income statement captions. These GAAP measures reflect all of the factors which impact on the business.
The organic movement calculations for volume, sales, net sales after deducting excise duties and operating profit before exceptional items for the year ended 30 June 2006 were as follows:

1. Volume (1) (a) (b)

			Organic
	2005	Acquisitions	movement	2006	Organic
	units	units	units	units	movement
	million	million	Million	million	%
North America	46.5	0.2	2.1	48.8	5
Europe	40.8	0.3	0.3	41.4	1
International	38.1	0.3	5.2	43.6	14

Total	125.4	0.8	7.6	133.8	6

2. Sales (a) (b)

				Acquisitions
	2005(2)			and	Organic	2006	Organic
	Reported	Transfers(3)	Exchange(4)	disposals(5)	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
North America	2,622	3	129	41	173	2,968	6
Europe	3,860	(23)	1	(7)	3	3,834	—
International	2,424	5	56	12	329	2,826	13
Corporate	62	15	—	—	(1)	76	(2)

Total	8,968	—	186	46	504	9,704	6

3. Net sales after deducting excise duties (a) (b)

				Acquisitions
	2005(2)			and	Organic	2006	Organic
	Reported	Transfers(3)	Exchange(4)	disposals(5)	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
North America	2,194	3	110	34	169	2,510	7
Europe	2,499	(23)	(1)	(16)	(4)	2,455	—
International	1,922	5	31	9	252	2,219	13
Corporate	62	15	—	—	(1)	76	(2)

Total	6,677	—	140	27	416	7,260	6

Excise duties	2,291					2,444

Sales	8,968					9,704

4. Operating profit before exceptional items (a) (b)

				Acquisitions
	2005(2)			and	Organic	2006	Organic
	Reported	Transfers(3)	Exchange(4)	disposals(5)	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
North America	779	—	2	1	47	829	6
Europe	702	(3)	(5)	4	39	737	6
International	615	(3)	(23)	1	54	644	9
Corporate	(164)	6	1	—	(9)	(166)	(6)

Total	1,932	—	(25)	6	131	2,044	7

Notes — Information relating to the current period
(1)	Differences between the reported volume movements and organic volume movements are due to acquisitions.

(2)	Results for 2005 have been restated for the impacts of implementing IFRS.

(3)	Transfers represent the movement between operating units of certain activities, the most significant of which were the reallocation of the Guinness Storehouse visitor centre in Dublin from Europe into the Corporate business segment and the transfer of the costs in respect of a global information technology project from Corporate into Europe and International.

(4)	The exchange adjustments for sales, net sales after deducting excise duties, and operating profit before exceptional items are principally in respect of the US dollar.

(5)	The only acquisition in the year ended 30 June 2006 was the acquisition of The ‘Old Bushmills’ Distillery Company Limited. Other acquisitions impacting the calculation of organic growth in the year were in respect of the acquisition of The Chalone Wine Group (North America), Ursus Vodka Holdings B.V. (Europe) and Ghana Breweries Limited (International). Disposals affecting the year were principally the disposal of United Beverages Limited (Europe) and contributed sales, net sales after deducting excise duties, and operating profit before exceptional items of £35 million, £35 million and £nil million, respectively, in the year ended 30 June 2005 and had no impact on volume.
Notes — Information relating to the organic movement calculations
a)	The organic movement percentage is the amount in the column headed ‘Organic movement’ in the tables above expressed as a percentage of the aggregate of the columns headed 2005 Reported, Transfers, Exchange and the amounts in respect of disposals (see note 5 above) included in the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the current period’s exchange rates. Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for disposals. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

b)	Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit before exceptional items the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

Organic movement in earnings per share
The group’s management believes basic earnings per share on an organic movement basis, provides valuable additional information for users of the financial statements in understanding the group’s overall performance. The group’s management believe that the comparison of movements on both a reported and organic basis provides information as to the individual components of the movement in basic earnings per share being: the impact of exceptional items, fluctuating exchange rates, acquisitions and disposals arising in the period and changes in the effective rate of tax. These measures should be viewed as complementary to, and not a replacement for, the comparable GAAP measures such as basic and diluted earnings per share and reported movements thereon. These GAAP measures reflect all of the factors which impact on the business.
The organic movement calculation in earnings per share for the year ended 30 June 2006 was as follows:

pence per
share (5)
Reported basic eps for year ended 30 June 2005	45.2
Exceptional items (1)	(5.5)

Basic eps before exceptional items for year ended 30 June 2005	39.7
Disposals (2) (a)	0.3
Exchange (3) (d)	(0.7)
Tax equalisation to 25% (4)	6.7

Adjusted basic eps for year ended 30 June 2005	46.0

Reported basic eps for year ended 30 June 2006	67.2
Exceptional items (1)	(16.7)

Basic eps before exceptional items for the year ended 30 June 2006	50.5
Acquisitions (2) (b)	0.2
Exchange (3) (d)	0.1

Adjusted basic eps for year ended 30 June 2006	50.8

Reported basic eps movement amount	22.0
Basic eps before exceptional items movement amount	10.8
Organic movement amount (after impact of acquisitions and exchange) (c)	4.8
Reported basic eps growth	49%
Basic eps before exceptional items growth	27%
Organic growth (c)	10%
Notes — Information relating to the current period
1)	The exceptional items (after tax and attributable to equity shareholders) reported by the group for the year ended 30 June 2006 were a gain of £472 million (2005 — a gain of £164 million) equating to 16.7 pence per share for the year ended 30 June 2006 and 5.5 pence per share for the year ended 30 June 2005.

2)	Acquisitions in the year ended 30 June 2006 are in respect of the acquisition of The ‘Old Bushmills’ Distillery Company Limited. Acquisitions impacting the calculation of organic growth in the period were in respect of the acquisition of The Chalone Wine Group (North America), Ursus Vodka Holdings B.V. (Europe) and Ghana Breweries Limited (International). Disposals affecting the period are the disposal of United Beverages Limited (Europe) and the impact of the disposal of 25 million shares of the common stock of General Mills.

3)	Exchange – the exchange adjustments for operating profit before exceptional items, net finance charges and taxation before exceptional items are principally in respect of the US dollar. Transaction exchange adjustments are taxed at the effective tax rate for the period.

4)	Tax equalisation – the impact of equalising the effective rate of tax on profit before exceptional items and tax from the reported rate to 25%. The group’s underlying effective rate of tax before exceptional items is expected to be 25%.

5)	All amounts are derived from amounts in £ million divided by the weighted average number of shares in issue for the period to 30 June 2006 of 2,841 million (2005 — 2,972 million).
Notes — Information relating to the organic movement calculations
a)	Where a business, brand, brand distribution right or agency agreement or investment was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the profit for the period attributable to equity shareholders for the comparable prior period to exclude the following: i) the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period), ii) a capital return in respect of the reduction in interest charge had the disposal proceeds been used entirely to reduce borrowings, and iii) taxation at the rate applying in the jurisdiction in which the asset or business disposed was domiciled. As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business or investment asset was disposed of part-way through the equivalent prior period then its impact on the profit for the year attributable to equity shareholders (i.e. after adjustment for a capital return from use of the proceeds of the disposal to reduce borrowings and tax at the rate applying in the jurisdiction in which the asset or business disposed was taxed) would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period.

b)	Where a business, brand, brand distribution right or agency agreement or investment is acquired subsequent to the end of the equivalent prior period, in organic movement calculations the group adjusts the profit for the current period attributable to equity shareholders to exclude the following: i) the amount the group earned in the current period that it could not have earned in the prior period, ii) a capital charge in respect of the increase in interest charge had the acquisition been funded entirely by an increase in borrowings, and iii) taxation at the rate applying in the jurisdiction in which the business acquired is domiciled. As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business or investment asset was acquired part way through the equivalent prior period then its impact on the profit for the year attributable to equity shareholders (i.e. after adjustment for a capital charge for the funding of the acquisition and tax at the rate applying in the jurisdiction in which the acquired business is taxed) would be adjusted only to include the results from the anniversary of the acquisition in the current period’s performance in the organic movement calculation, since the group recognised a full period’s contribution from that business in the current period.

c)	Organic movement percentages for basic earnings per share are calculated as the organic movement amount in pence (p), expressed as the percentage of the prior period results at current year exchange rates, and after adjusting for exceptional items, tax equalisation and acquisitions and disposals. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

d)	The exchange effects of IAS 21 in respect of short term intercompany funding balances as recognised in other finance charges / income are removed from both the current and prior period as part of the organic movement calculation.
(ii)	Free cash flow
Free cash flow is a non-GAAP measure that comprises net cash from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items that arise from the running of the ongoing business.

The remaining components of net cash from investing activities that do not form part of free cash flow, as defined by the group’s management, relate to the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas purchases and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts that the group either has a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends and purchase of own shares — each of which arises from decisions that are independent from the running of the ongoing underlying business.
The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.
The calculation of free cash flow is set out in the ‘Cash flow’ section of the Financial Review in this document.
(iii)	Return on average total invested capital
Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.
The profit used in assessing the return on total invested capital reflects the operating performance of the business after the effective tax rate for the period stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and the end of the period. Capital employed comprises net assets for the period, excluding post employment benefit liabilities (net of deferred tax) and net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, which have been charged to exceptional items, and goodwill written off to reserves as at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.
Calculations for the return on average total invested capital for the years ended 30 June 2006 and 30 June 2005 were as follows:

	2006	2005
	£ million	£ million
Operating profit before exceptional items	2,044	1,932
Associates after interest and taxation	131	121
Dividends receivable from investments	5	17
Effective tax rate 24.9% (2005 – 25%)*	(543)	(518)

	1,637	1,552

Average net assets	5,527	5,835
Average net borrowings	3,899	3,781
Average integration costs (net of tax)	931	921
Average goodwill	1,562	1,562

Average total invested capital	11,919	12,099

Return on average total invested capital	13.7%	12.8%

*	The effective tax rate for 2005 has been adjusted to 25% to achieve a comparable measure in the year of IFRS adoption (2005 effective rate of tax on profit before tax and exceptional items under IFRS was 35%)

(iv) Economic profit
Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a 9% cost of capital charge. The measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.
Economic profit is calculated as the difference between a 9% capital charge on the average invested assets and the actual return achieved by the group on those assets. The profit used in assessing the return from the group’s asset base and the asset base itself is the same as that used in the calculation for the return on average total invested capital (see (iii) above).
Calculations for economic profit for the year ended 30 June 2006 and 30 June 2005 were as follows:

	2006	2005
	£ million	£ million
Average total invested capital (see (iii) above)	11,919	12,099

Operating profit before exceptional items	2,044	1,932
Associates after interest and taxation	131	121
Dividends receivable from investments	5	17
Effective tax rate 24.9% (2005 – 25%)*	(543)	(518)

	1,637	1,552
Capital charge at 9% of average total invested capital	(1,073)	(1,089)

Economic profit	564	463

*	The effective tax rate for 2005 has been adjusted to 25% to achieve a comparable measure in the year of IFRS adoption (2005 effective rate of tax on profit before tax and exceptional items under IFRS was 35%)

Cautionary statement concerning forward-looking statements
This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.
These factors include, but are not limited to:
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to complete existing or future acquisitions and disposals;

•	legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the business, environmental laws and the laws governing pensions;

•	developments in the alcohol advertising class actions and any similar proceedings or other litigation directed at the drinks and spirits industry;

•	developments in the Colombian litigation and any similar proceedings;

•	changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	changes in the cost of raw materials and labour costs;

•	changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution rights on favourable terms when they expire;

•	termination of existing distribution rights on agency brands;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2005 filed with the US Securities and Exchange Commission. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the US Securities and Exchange Commission.
The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.
This document includes disclosure about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.
Past performance cannot be relied upon as a guide to future performance.

For further information
Diageo’s preliminary results presentation to analysts and investors will be broadcast at 09.30 (UK time) on Thursday 31 August 2006. The presentation will be available on the Diageo website www.diageo.com and also at www.cantos.com. Prior to the event the presentation slides will also be available to download from Diageo’s home page.
You will be able to listen to a live broadcast of the presentation and to the question and answer session. The number to call is:

France	+ 33 1 70 75 00 02
Germany	+ 49 69 2222 52100
Ireland	+ 353 1 246 0034
Netherlands	+ 31 20 710 0075
Spain	+ 34 91 414 1545
UK	+ 44 20 7019 0810
USA (toll free)	+ 877 951 7311

Passcode: Diageo results
After the presentation the slides and accompanying text will be available to download from Diageo’s homepage.
You will be able to view a recording of the presentation and question and answer session on the Diageo website from 14.00 (UK time) on the day. This facility will be available until 29 September 2006.
A press conference will take place beginning at 12.30 (UK time) on Thursday 31 August and will be broadcast live from a link on www.diageo.com.
Diageo management will host a conference call for analysts and investors at 15.00 (UK time) on Thursday 31 August 2006. Call this number to participate:

France	+ 33 1 70 75 00 02
Germany	+ 49 69 2222 52100
Ireland	+ 353 1 246 0034
Netherlands	+ 31 20 710 0075
Spain	+ 34 91 414 1545
UK	+ 44 20 7019 0810
USA (toll free)	+ 877 951 7311

Passcode: Diageo results
The teleconference will be available on instant replay from 17.00 (UK time) and will be available until 29 September 2006. The number to call is:

UK/Europe	+44 20 7108 6299
USA/Canada	+1 203 369 4739

Investor enquiries to:	Darren Jones	+44 (0) 20 7927 4223
	Sandra Moura	+44 (0) 20 7927 4326
Investor.relations@diageo.com

Media enquiries to:	Isabelle Thomas	+44 (0) 20 7927 5967
	Jennifer Crowl	+44 (0) 20 7927 5749
Media@diageo.com

30 August 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	15:08 31-Aug-06
Number	PRNUK-3108

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 9 PARAGRAPH 9.6.7 THE LISTING RULES
Diageo plc (the ‘Company’) announces that it received notification on 30 August 2006 for the purposes of Sections 198 to 208 of the Companies Act 1985, from Capital Group Companies, Inc. (‘Capital’) that as at 25 August 2006 Capital had, through its legal entities, decreased its interest in the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to 138,191,478 Ordinary Shares, representing 4.97 per cent. of the issued share capital. The issued share capital of the Company as at 25 August 2006 was 2,782,456,380 excluding 268,526,258 Ordinary Shares held as Treasury Shares.
31 August 2006
END